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www.dechert.com

RICHARD HOROWITZ

Richard.Horowitz@dechert.com

+1 212 698 3525 Direct

+1 212 698 0452 Fax

December 11, 2024

David L. Orlic

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	AMG Comvest Senior Lending Fund (the “Fund”)

Registration Statement on Form N-2

File No. 333-282845

Dear Mr. Orlic:

We are writing in response to comments provided via telephonic discussions on November 26, 2024, relating to the first pre-effective amendment to the Fund’s registration statement on Form N-2 as filed with the Securities and Exchange Commission (“SEC”) on November 22, 2024 (as amended, the “Registration Statement”). The Fund has considered these comments and has authorized us to make the responses discussed below on its behalf. All capitalized terms not otherwise defined herein shall have the meaning given to them in the Registration Statement unless otherwise indicated.

On behalf of the Fund, set forth below are the SEC Staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

Accounting Comments

Senior Securities

Comment 1. Please revise the Senior Securities table on page 85 of the Registration Statement to disclose the Total Amount Outstanding (in thousands) for the Credit Facility as of September 30, 2024, as $46,000.

Response 1. The Fund respectfully acknowledges the Staff’s comment and undertakes to revise the Senior Securities table in a prospectus filed pursuant to Rule 424(b)(3) under the Securities Act (the “Prospectus”) accordingly.

David L. Orlic December 11, 2024 Page 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comment 2. The Staff notes that disclosure in the first paragraph under the “Borrowings” subheading on page 70 of the Registration Statement inaccurately describes the asset coverage ratio. Please revise as follows:

“As of September 30, 2024, we had $67,897 par value of outstanding borrowings and our asset coverage ratio ~~of total assets to total borrowings~~ was 248%, compliant with the minimum asset coverage level of 150% generally required by a BDC by the 1940 Act.”

Response 2. The Fund respectfully acknowledges the Staff’s comment and undertakes to revise the Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Prospectus, and any future periodic reports filed pursuant to the Exchange Act, accordingly.

* * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz

cc:	Michael Altschuler, Esq., AMG

Comvest Senior Lending Fund

Christina Fettig, Senior Staff

Accountant